Mail Stop 3561

July 3, 2008

Via U.S. Mail

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road
Suite 710
Margate, Florida 33063

>   **Re: Thewebdigest Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 6, 2008**
>   **File No. 333-151485**

Dear Mr. Adelstein:

       We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page to the Registration Statement

1. Please revise your disclosure to include the approximate date of commencement of the proposed sale to the public on the front cover of the registration statement.

Prospectus Cover Page

2. Please highlight the cross reference to "Risk Factors" by prominent type or in another manner on the cover of the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Outside Back Cover of Prospectus

3. Explain or delete the reference to August 17. In addition, your table of contents does not appear to relate to this prospectus. For example, it refers to a "Selling Security Holders" section. Please revise.

General

4. Revise throughout to clarify the length and possible extensions of the offering period. Are you able to extend for one 90-day period or more? Is it possible your offering could last up to 2 years?

5. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan. Therefore, you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues from business operations, you do not appear to have any customer agreements, and you do not have any dedicated full-time or part-time employees other than Mr. Adelstein. Also, although you have presented a plan of operation and reserved a website domain name, you do not have a business plan, an operational website or other method to reach potential customers. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

6. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

7. If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. Additional comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

About Us, page 2

8. Disclose your net losses and total assets for the most recent audited period and interim stub. This financial snapshot will place the remaining disclosure in context.

9. Revise to remove references to Google, AOL and Yahoo throughout unless you have established commercial relationships with these entities.

10. We note your disclosure in the second sentence of the first paragraph under this heading that you intend to develop the market and sell through advertising distribution channels throughout the United States and web portals. Please revise your disclosure here and in the business section to provide more clarity regarding your planned business. For example, describe how you intend to generate revenues, whether through advertising or subscriber access fees, or by some other means.

11. Please reconcile your disclosure in the last sentence of the third paragraph under this heading that your fiscal year end is September 30 with disclosure under "Accounting Method" on page 17, that the company has elected a fiscal year ending on December 31. Revise throughout for consistency.

12. Revise the forepart of your summary to disclosure that your independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern.

Risk Factors, page 4

13. Please add a risk factor discussing the added costs of being a public company.

Investment In Our Common Stock Involves A High Degree Of Risk Because We Are Operating With A Stockholder's Equity Deficit . . ., page 5

14. We note that the risk factor disclosure following this subcaption does not include a discussion of the fact that you are operating with a stockholder's equity deficit.

Each risk factor should be set forth under a subcaption that adequately describes the risk. Please revise.

If We Do Not Complete Production on Schedule Or Within Budget . . ., page 6

15. Please revise to include a description of the uncertainties relating to your ability to adhere to your schedule and budget, including quantitative information regarding your schedule and budget with specific dates or timelines and dollar amounts.

We Do Not Maintain Product Liability Coverage . . . ., page 6

16. We note that there is no discussion of the risks relating to your lack of product liability coverage following this subcaption. A discussion of the risks described by the subcaption should immediately follow each subcaption. Please provide disclosure regarding this risk factor, including an estimate of the cost of product liability insurance for an enterprise such as yours, so that investors can factor it into their judgment of the adequacy of your plans. In addition, discuss why you believe that your business will require product liability coverage, considering that your plans appear to cover only services.

As Our Company's Sole Officer and Director Currently Owns . . ., page 9

17. State what percentage of your stock Mr. Adelstein will own if all shares offered are sold.

Use of Proceeds, page 11

18. Revise to specify each use to which you believe you will put the proceeds, included specific estimates of the cost of each use. Your disclosure should describe how you will use the funds to develop and complete the business and marketing plan and in what order of priority. Also, please discuss your plans if substantially less than the maximum proceeds are obtained from the offering.

Dilution of the Price You Pay for Your Shares, page 12

19. Please explain how you calculated the dilution of 0.0662 to new purchasers, in light of your disclosure that net tangible book value per share is the same before and after the offering.

Management's Discussion and Analysis or Plan of Operation, page 15

20. Revise significantly to expand your future business plans in greater detail. Specifically, discuss each step you plan to take towards becoming operational and

generating revenues and your anticipated timetable and funding source for each. You should disclose specific cost estimates and financing plans.

Our Business, page 20

21. Please provide a statement indicating your opinion as to the period of time that the proceeds from the offering will satisfy cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business. Your disclosure should identify the specific reasons for your opinion and set forth the categories of expenditures and sources of cash resources. Refer to Item 101(a)(2)(A)(1) of Regulation S-K.

22. Please revise your disclosure to include the information required by Item 101(h)(5) of Regulation S-K.

Competition, page 21

23. Remove references to WebMD, Wall Street Journal, Yahoo and Google, as your business size suggests that you will not compete with these companies in the near term.

Management, page 22

24. Revise to list any employment by Mr. Adelstein over the past 5 years.

Code of Ethics, page 23

25. We note your disclosure that a copy of your Code of Business Conduct and Ethics has been filed with us as an exhibit to your registration statement. We have no record of such an exhibit. Please file the appropriate exhibit with us or revise your disclosure.

Limitation on Liability, page 26

26. Please provide us with the basis for the statement that under the Bylaws you may indemnify an officer or director of the company. Your Bylaws do not appear to contemplate indemnification of officers and directors.

27. We note that according to Article VII of your Articles of Incorporation your directors shall be protected from personal liability to the extent permitted under the Florida Business Corporation Act of the State of Florida. There is no similar provision for officers. Please provide us with the basis for the statement in the first sentence of the first paragraph under the heading Limitation on Liability that

under your Articles of Incorporation you may indemnify officers of your
company or persons controlling your company.

Part II

Item 27. Exhibits, page II-2

28. We note your statement that your Exhibit 5.1 Opinion of Schneider Weinberger &
    Beilly LLP will be filed supplementally. Exhibits to the Form S-1 required by
    Item 602 of Regulation S-K must be filed as indicated and may not be filed
    supplementally. Please revise your disclosure accordingly and provide us with
    the exhibit. Refer to Item 601 of Regulation S-K.

Item 28. Undertakings, page II-2

29. Please revise your undertakings language to match the language set forth in Item
    512 of Regulation S-K. Refer to Section IV of the Smaller Reporting Company
    Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small
    Entity Compliance Guide, which are available on our website at
    http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Signatures

30. Please use the signature page provided by Form S-1. Refer to Section IV of the
    Smaller Reporting Company Regulatory Relief and Simplification Release
    (Release No. 33-8876) and A Small Entity Compliance Guide, which are
    available on our website at
    http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal